UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K203**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

October 5, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 **On September 25, 2023 the Common Stock of Neoleukin Therapeutics, Inc. (the “Issuer”) commenced trading under the CUSIP number 64049K203 and the Issuer effected a one-for-five reverse split of its Common Stock. As a result of the reverse stock split the Issuer also effected proportionate adjustments to the options to purchase Common Stock and prefunded warrants exercisable for Common Stock.

Page 2 of 9 Pages

CUSIP No. 64049K203
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,894,217 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,894,217 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,894,217 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 58,253 shares of common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) issuable upon the exercise of 58,253 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 21,900 shares of Common Stock underlying 21,900 non-qualified options exercisable for Common Stock (“Stock Options”).

(2)	Based on 8,805,285 shares of Common Stock outstanding as of September 18, 2023 after giving effect to the 1-for-5 reverse stock split that was effected on September 25, 2023, as reported in Amendment No. 1 to the Issuer’s Form S-4 filed with the Securities and Exchange Commission (“SEC”) on September 28, 2023, plus 592,650 shares of Common Stock issued upon the exercise of Prefunded Warrants (as defined in Item 4).

Page 3 of 9 Pages

CUSIP No. 64049K203
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,894,217 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,894,217 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,894,217 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 58,253 shares of Common Stock issuable upon the exercise of 58,253 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 21,900 shares of Common Stock underlying 21,900 Stock Options.

(2)

Based on 8,805,285 shares of Common Stock outstanding as of September 18, 2023 after giving effect to the 1-for-5 reverse stock split that was effected on September 25, 2023, as reported in Amendment No. 1 to the Issuer’s Form S-4 filed with the SEC on September 28, 2023, plus 592,650 shares of Common Stock issued upon the exercise of Prefunded Warrants (as defined in Item 4).

Page 4 of 9 Pages

CUSIP No. 64049K203
1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,894,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,894,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,894,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 58,253 shares of Common Stock issuable upon the exercise of 58,253 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described in Item 5) and 21,900 shares of Common Stock underlying 21,900 Stock Options.

(2)	Based on 8,805,285 shares of Common Stock outstanding as of September 18, 2023 after giving effect to the 1-for-5 reverse stock split that was effected on September 25, 2023, as reported in Amendment No. 1 to the Issuer’s Form S-4 filed with the SEC on September 28, 2023, plus 592,650 shares of Common Stock issued upon the exercise of Prefunded Warrants (as defined in Item 4).

Page 5 of 9 Pages

CUSIP No. 64049K203
1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,894,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,894,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,894,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 58,253 shares of Common Stock issuable upon the exercise of 58,253 Prefunded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 21,900 shares of Common Stock underlying 21,900 Stock Options.

(2)	Based on 8,805,285 shares of Common Stock outstanding as of September 18, 2023 after giving effect to the 1-for-5 reverse stock split that was effected on September 25, 2023, as reported in Amendment No. 1 to the Issuer’s Form S-4 filed with the SEC on September 28, 2023, plus 592,650 shares of Common Stock issued upon the exercise of Prefunded Warrants (as defined in Item 4).

Amendment No. 16 to Schedule 13D

This Amendment No. 16 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. The amounts and disclosures in this Amendment No. 16 reflect a one-for-five reverse stock split of the common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) effected on September 25, 2023.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

 Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein, by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On October 5, 2023, 667 and Life Sciences exercised prefunded warrants to acquire, respectively, 57,049 and 535,601 shares of Common Stock at an exercise price of $0.000005 per share with no expiration date (the “Prefunded Warrants”). 667 and Life Sciences paid the exercise price totaling $2.97 with their working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 16 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Prefunded Warrants by the Funds, regardless of the limitations on exercise described below.

Holder	Shares of Common Stock	Pre-Funded Warrants
667, L.P.	155,874	182,775
Baker Brothers Life Sciences, L.P.	1,658,190	1,521,176
Total	1,814,064	1,703,951

The Prefunded Warrants have no expiration date and are exercisable for Common Stock on a 1-for-1 basis at an exercise price of $0.000005 per share, subject to limitations on exercise discussed below. The Prefunded Warrants are only exercisable to the extent that upon giving effect or immediately prior to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders and/or their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of Common Stock (the “Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.  As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock.

M. Cantey Boyd currently serves on the Board as a representative of the Funds. Ms. Boyd holds 4,400 options to purchase Common Stock (“Stock Options”) at an exercise price of $14.10 per share expiring October 9, 2029, 5,000 Stock Options at an exercise price of $64.20 per share expiring May 4, 2030, 5,000 Stock Options at an exercise price of $57.00 per share expiring May 10, 2031, and 5,000 Stock Options at an exercise price of $5.35 per share expiring May 11, 2032, each of which are vested as of the date of this filing. Ms. Boyd also holds 5,000 Stock Options at an exercise price of $3.95 per share, which vest in twelve equal monthly installments beginning on July 8, 2023 and expiring on June 7, 2033, 2,500 of which are vested as of 60 days from the date of this filing.

The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as director’s compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as director’s compensation.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Ms. Boyd as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Ms. Boyd received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker each directly hold 452 shares of Common Stock previously received from in-kind distributions.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker